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T: 212-530-5000 | milbank.com

December 20, 2024

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Canada

Draft Registration Statement on Schedule B

Ladies and Gentlemen:

On behalf of our client, the Government of Canada, we are submitting a draft Registration Statement on Schedule B (the “Draft Registration Statement”) to the Staff of the Securities and Exchange Commission for review.

If you have any questions or comments concerning this submission, please do not hesitate to call the undersigned at (212) 530-5431.

Very truly yours, /s/ Paul E. Denaro Paul E. Denaro